EXHIBIT 11.2
             STATEMENT RE:  COMPUTATION OF EARNINGS PER SHARE

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
                                  SIX MONTHS ENDED APRIL 30,


                                     1995                 1994

Weighted average shares outstanding    1,968,321           1,642,219
Net effect of dilutive stock options-
based on the treasury stock method
using average market price                76,278              23,008

                                       2,044,599           1,665,227

Net income                            $  282,138          $  363,242

Net income per share                  $     0.14          $     0.22

Pro forma net income                                      $  306,542

Pro forma net income per share                            $     0.19

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